RenewaBlox Inc.
Accountants Review Report
As of September 30, 2023

We have reviewed the accompanying balance sheet of RenewaBlox, Inc. as of September 30, 2023 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of RenewaBlox, Inc.

A review is a negative assurance in which we report on whether we are aware of any material modifications that should be made to the financial statements. A review generally consists of inquiries of company personnel and analytical procedures applied to financial data. A review does not confirm, observe or recompute information to the extent of an audit. Accordingly, we do not express such an opinion.

We are not aware of any material modifications on the accompanying balance sheet of RenewaBlox, Inc. as of September 30, 2023.

October 26, 2023

Michael J. Michelin
Certified Public Accountant
0S466 East Street
Winfield, IL 60190
(630) 660-7780 Phone
(630) 949-8886 Fax

RenewaBlox Inc.
Flat 17 Park House Apt
15 Bath Road
United Kingdom Slough, SL13GJ

RenewaBlox Inc.
As of September 30, 2023

BALANCE SHEET

ASSETS		
Current Assets		
Demand Accounts and MMF	0.00	
Accounts Receivable	10,000.00	
Allowance for Bad Debt	0.00	
Costs in Excess of Billings	0.00	
Total Current Assets		10,000.00
Property and Equipment		
Machinery and Equipment	0.00	
Accum. Depreciation	0.00	
Total Property and Equipment		0.00
Total Assets		10,000.00
LIABILITIES AND CAPITAL		
Current Liabilities		
Accounts Payable	0.00	
Total Current Liabilities		0.00
Note Payable Shareholders	0.00	
Total Long-Term Liabilities		0.00
Total Liabilities		0.00
Capital		
Common Stock	10,000.00	
Retained Earnings	0.00	
Net Income	0.00	
		10,000.00
Total Liabilities & Capital		10,000.00

RenewaBlox Inc.
As of September 30, 2023

SCHEDULE OF LONG TERM DEBT

Lender		Collateral	Original Date	Payment	Rate	Balance
None	None					0.00
			Gross Long Term Notes Payable			0.00
			Less Current Maturities			0.00
		Net Long Term Notes Payable	0.00			

RenewaBlox Inc.
As of September 30, 2023
STATEMENT OF INCOME AND RETAINED EARNINGS

Earned Revenues	0.00
Direct Costs of Earned Income	0.00
Gross Profit Before Indirect Cost	0.00
Indirect Costs	0.00
Gross Profit	0.00
General and Administrative Expenses	0.00
Income from Operations	0.00
Beginning Retained Earnings	0.00
Dividends Paid	0.00
Ending Retained Earnings	0.00

RenewaBlox Inc.
As of September 30, 2023
STATEMENT OF CASH FLOW

Sources of Working Capital	
Net Income	0.00
Add back items not requiring working capital	
Accum. Depreciation	0.00
Increase in Cash From Net Income	0.00
Other sources	
Stock Sold	10,000.00
Total sources	10,000.00
Uses of working capital	
Increase in Accounts Receivable	10,000.00
Dividends Paid	0.00
Total uses	10,000.00
Net change	0.00
Summary	
Cash on September 30, 2023	0.00
Net change	0.00

RENEWABLOX INC.
NOTES TO THE FINANCIAL STATEMENTS
As of September 30, 2023

Summary of Significant Accounting Policies Nature of Business:

RenewaBlox Inc. principle business is land acquisition, planning, zoning and development for future solar use projects.

Revenue Recognition:

The Company accounts for revenue on a percentage of completion Basis. This is calculated by using a percentage of costs incurred compared to total of Costs estimated on the job.

Equipment:

Assets are recorded at cost. When assets are donated by shareholders they are recorded at the lower of share holders adjusted basis or fair market value. Any equipment or tools costing less than $1,000 are expensed. Unless otherwise note equipment is depreciated on a seven year basis or Section 179 Acceleration.

Accounting basis:

All books and records are recorded on an accrual basis. Income tax returns are filed on a cash basis.

Financial Notes

Currently no Notes Payable.

Note 2 - Current Maturities of Long Term Debt

This is the total of all term loan payments due in the next twelve months

Note 3 - Long Term Debt

See page three for a list of all long-term debt.

Note 4 - Federal Income Tax

The company operates as a C Corporation, therefore all income taxes are paid or accrued to the Corporation.

Note 5 - Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and the disclosure of contingent assets and liabilities a date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those amounts.

See Accompanying Accountants Review and Notes.

RENEWABLOX INC

Statement of Equity

Incorporation (September 21st 2023) to October 31st 2023

(Unaudited)

	Preferred Stock		Common Stock			
	Shares	Amount $	Shares	Amount $	Additional capital	Retained earnings $
Opening position (09/21/23)						
Issuance of stock	-	-	10,000,000	10,000	-	-
Net Earnings (loss)	-	-	-	-	-	-
During Period						
Issuance of stock	-	-	-	-	-	-
Net Earnings (Loss)	-	-	-	-	-	-
Ending balance (10/31/23)	**0.00**	**0.00**	**10,000,000**	**10,000**	**0.00**	**0.00**